October 15, 2012

Mr. Jim B. Rosenberg

Ms. Mary Mast

Mr. Frank Wyman

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, DC 20549

Re:	American Safety Insurance Holdings, Ltd.

Form 10-K for the fiscal year ended December 31, 2011,

filed March 15, 2012

File No. 001-14795

Ladies and Gentlemen:

On behalf of American Safety Insurance Holdings, Ltd. (the “Company”), I am providing responses to the Staff’s comment letter dated September 20, 2012. The comments relate to the Company’s Form 10-K for the year ended December 31, 2011. To facilitate your review, the Staff’s comments have been reproduced, with the Company’s responses following each comment.

Comment 1.

Business

Loss and Loss Adjustment Expense Reserves, page 15

1.	You provide a discussion under your ten year table on page 18 relating to the reasons for cumulative deficiencies and redundancies. Please provide proposed disclosure to be included in future periodic filings to clarify how the numbers reconcile to those in the ten year table.

Response:

In lieu of the three footnotes following the ten year table provided in our 2011 10-K as filed, we propose the following disclosures in addition to the information previously provided under Loss and Loss Adjustment Expense Reserves (included in Part I of 2011 10-K) providing loss development in the three most recent calendar years:

•

In 2011, we made adjustments to ultimate losses in our Environmental line of business in order to reallocate ultimate losses between accident years. As a result, accident year 2006 increased by $11.3 million and accident year 2007 decreased by $18.1 million. In addition, in 2011 we reduced our accident year 2007 ultimate losses for our Construction line of business by $9.9 million.

Comment 2.

Management’s Discussion and Analysis of Financial Condition and Operating Results Year Ended December 31, 2011 compared to Year Ended December 31, 2010, page 46

2.	Please provide us proposed disclosure to be included in future periodic filings that explains the increase in American Safety RRG’s net earnings, which amounted to $3.3 million in 2011, as compared to $557,000 of net losses in 2010 and $377,000 of net earnings in 2009.

Response:

For the years ended December 31, 2011, 2010 and 2009, the American Safety RRG’s net earnings were $3.3 million, ($.6) million and $.4 million. The American Safety RRG primarily underwrites environmental business associated with the Company’s E&S division. The net earnings were impacted by adjustments to prior year loss reserves in the following amounts:

	2011	2010	2009
Net earnings (loss)	$3.3	($0.6)	$0.4
(Favorable) Adverse Development	($2.4)	$1.5	$0.5

Comment 3.

Notes to Consolidated Financial Statements

7. Statutory Accounting, page 97

3.	Please address the following by providing us proposed disclosure to be included in future periodic filings:

•	Disclose the amount of statutory capital and surplus as required by ASC 944- 505-50-1a.

•

Although you disclose that you exceeded required surplus, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity’s statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.

•	Provide, as applicable, disclosures required by ASC 944-505-3, 5 and 6.

•	Disclose the amount of statutory net income or loss for each period as required by Rule 7.03(a)(23)(c) of Regulation S-X.

•

Disclose the amount of retained earnings that is restricted or free of restriction for payment of dividends to American Safety Insurance Holdings, Ltd.’s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

•	Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2011 or tell us how your current disclosure meets the objective of Rule 4- 08(e)(3)(ii) of Regulation S-X.

Response:

The consolidated financial statements have been prepared in conformity with GAAP which vary in certain respects, for the Company, American Safety Casualty, American Safety Indemnity and American Safety RRG, from statutory accounting practices prescribed or permitted by regulatory authorities. Statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (the “NAIC”). The NAIC membership adopted the Codification of Statutory Accounting Principles Project (the “Codification”) as the NAIC-supported basis of accounting.

The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The development of standards to ensure the maintenance of appropriate levels of statutory surplus by insurers has been a matter of particular concern to insurance regulatory authorities. The statutory surplus is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets and is determined in accordance with SAP. The difference between statutory financial statements and statements prepared in accordance with GAAP vary by jurisdiction; however, the primary difference is that statutory financial statements do not reflect deferred acquisition costs, certain net deferred tax assets, intangible assets, unrealized appreciation on debt securities or certain reinsurance recoverables.

As an insurance and reinsurance holding company, the Company is largely dependent on dividends and other permitted payments from its insurance and reinsurance subsidiaries to pay cash dividends to its shareholders, for debt service and for its operating expenses. The ability of the Company’s insurance and reinsurance subsidiaries to pay dividends to the Company is subject to certain restrictions imposed by the jurisdictions of domicile that regulate our insurance and reinsurance subsidiaries and each jurisdiction has calculations for the amount of dividends that an insurance and reinsurance company can pay without the approval of the insurance regulator.

The unaudited statutory capital and surplus for our principal operating subsidiaries at December 31, 2011 and 2010 was as follows:

(in thousands)	Bermuda		United States
At December 31,	2011	2010	2011	2010
Required statutory capital and surplus	$42,747	$39,385	$39,161	$37,604
Actual statutory capital and surplus	$195,211	$184,712	$97,071	$101,742

The NAIC has established risk-based capital (“RBC”) requirements to help state regulators monitor the financial strength and stability of property and casualty insurers by identifying those companies that may be inadequately capitalized. Under the NAIC’s requirements, each insurer must maintain its total capital above a calculated threshold or take corrective measures to achieve the threshold. The threshold of adequate capital is based on a formula that takes into account the amount of risk each company faces on its products and investments. The RBC formula takes into consideration four major areas of risk: (i) asset risk, which primarily focuses on the quality of investments; (ii) insurance risk, which encompasses coverage-related issues and anticipated frequency and severity of losses when pricing and designing insurance coverages; (iii) interest rate risk, which involves asset/liability matching issues; and (iv) other business risks.

The payment of dividends by American Safety Reinsurance Ltd. (ASRE) and American Safety Assurance, Ltd. (ASA) is limited under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda (collectively, the “Insurance Act”). ASRE is prohibited from declaring or paying any dividends during any financial year it is in breach of its minimum solvency margin (i.e., required statutory capital and surplus) or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. At December 31, 2011 and 2010, the liquidity ratios for ASRE were 155.3% and 157.6%, respectively. Accordingly, based on 2011 surplus, ASRE has the ability to pay dividends of $111.4 million without pre-approval from the Bermuda Monetary Authority.

The maximum amount of dividends the Company’s insurance subsidiaries can pay out without prior written approval from the subsidiaries’ domiciliary state insurance commissioners, is limited to the greater of 10% of policyholders surplus or net income, excluding realized capital gains of the preceding year. Dividends are also limited to the amount of unassigned surplus. The statutory policyholders’ surplus and net income (loss) for the years ended December 31, 2011, 2010 and 2009 of the Company’s insurance subsidiaries are as follows:

	2011	2010	2009
(in thousands)	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	($1,944)	($4,401)	$6,622
Surplus	$97,071	$101,742	$90,805

Based on the 2011 statutory results of the U.S. insurance subsidiaries, no dividend distributions are available to the parent without prior approval.

Per your request, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing and;

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have questions about any of the Company’s responses or have additional comments, please contact me.

American Safety Insurance Holdings, Ltd.

By:	/s/ Mark W. Haushill
Mark W. Haushill, Chief Financial Officer

Cc:	Stephen R. Crim

Randolph L. Hutto